# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Orion Properties Inc., CIK 0001873923
CUSIP: 68629Y103
Title of class of securities: Common Stock of Beneficial Interest, $0.001 par value per share
Address of issuer's principal executive offices: 2398 E. CAMELBACK ROAD, SUITE 1060, PHOENIX, Arizona (AZ), 85016
Date of event which requires filing of this statement: 06/12/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001534242
Persons authorized to receive notices and communications: Jeremy M. Traster, 1010 S Federal Highway, Suite 2900, Hallandale Beach, Florida (FL), 33009, 3055605236

## Reporting persons
- Kawa Capital Management, Inc (CIK 0001534242): type of reporting person: investment adviser (IA); citizenship or place of organization: Florida (FL); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 5,474,027; sole dispositive power 0; shared dispositive power 5,474,027; aggregate amount beneficially owned 5,474,027 (9.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock of Beneficial Interest, $0.001 par value per share
Name of issuer: Orion Properties Inc.
Address of issuer's principal executive offices: 2398 E. CAMELBACK ROAD, SUITE 1060, PHOENIX, Arizona (AZ), 85016
Comment: This statement on Schedule 13D (this "Schedule 13D") relates to the common stock of beneficial interest, $0.001 par value per share (the "Common Shares"), of Orion Properties Inc., a Maryland real estate investment trust (the "Issuer"), whose principal executive office is located at 2398 E. Camelback Road, Suite 1060, Phoenix, AZ 85016.

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed by Kawa Capital Management, Inc. ("Reporting Person"). The individuals listed below are executive officers and directors of the Reporting Person:

Daniel Ades, Chief Executive Officer, Chief Investment Officer, and Director
Alexandre Saverin, Chief Risk Officer and Director
Cristina Hartmann Baldim, Deputy Chief Executive Officer
Jeremy M. Traster, General Counsel and Chief Compliance Officer
Carlos Felipe Lemos, Head of Investor Relations
Residence or business address: The Reporting Person's and its executive officers' and directors' principal place of business is 1010 S. Federal Hwy, Hallandale Beach, FL 33309.
Present principal occupation or employment: The Reporting Person is a registered investment adviser with the Securities and Exchange Commission.
Criminal convictions in the last five years: During the last five years, the Reporting Person and its executive officers and directors have not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person and its executive officers and directors have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a corporation incorporated under the laws of the State of Florida. All of the executive officers and the directors of the Reporting Person are citizens of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: As of the date of this Schedule 13D, the Reporting Person has invested an aggregate of approximately $11,873,391.45 to purchase the Common Shares. The Reporting Person obtained such funds through contributions by third-party investors. None of the purchase price was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person purchased the Common Shares of the Issuer it beneficially owns for investment purposes in its regular course of business. As with other investments, the Reporting Person continuously evaluates the Issuer, including but not limited to its businesses, results of operations, and prospects. On June 20, 2025, the Reporting Person sent an acquisition proposal to the Issuer, a copy of which is filed as Exhibit 7.01 to this Schedule 13D (the "Proposal"), incorporated by reference herein. The Proposal provides that it does not constitute an offer, an agreement of purchase and sale, or other binding commitment of either party, and neither party is obligated to enter into or perform any agreement regarding the Proposal unless and until definitive agreements are negotiated, approved and executed.

The Reporting Person intends to engage in discussions with the Issuer and its representatives concerning the Proposal and enter into negotiations with the Issuer, potential financing sources, and advisors with respect thereto. The Reporting Person may enter into confidentiality or similar agreements with the Issuer to facilitate the exchange of information with the Issuer in connection with any such negotiations. There can be no certainty or guarantee as to whether discussions will occur or any outcome of such discussions thereof. The Reporting Person may determine to accelerate or terminate discussions with the Issuer concerning the Proposal, change the terms of or withdraw the Proposal, take any action to facilitate or increase the likelihood of consummation of the Proposal or change its intentions with respect to any such matters at any time and without prior notice. The Reporting Person may take additional steps as they may deem appropriate to further the Proposal or otherwise support its investment in the Issuer, including but not limited to entering into financing commitments and other agreements, arrangements and understandings concerning the Proposal.

While the Reporting Person intends to pursue the transaction described in the Proposal, in connection with its investment in the Issuer, the Reporting Person may, subject to applicable law and regulation, possible agreements or contractual obligations, further purchase, hold, vote, trade, dispose of or otherwise deal in the Common Shares at times, and in such manner, as they deem advisable to benefit from, among other things: (1) changes in the market price of the Common Shares; (2) material changes in the Issuer's assets, operations, business strategy or prospects; or (3) the sale or merger of the Issuer. To evaluate such alternatives, the Reporting Person will continue to closely monitor the Issuer's operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as other economic, securities markets and investment considerations. The Reporting Person may discuss such matters with the management or Board of the Issuer, industry analysts, existing or potential strategic partners, financing sources, competitors, other shareholders, investment and financing professionals, and other third parties. Such evaluations and discussions may materially affect, and result in, among other things, the Reporting Person (1) consummating the transaction contemplated by the Proposal; (2) modifying their ownership of the Common Shares; (3) proposing changes in the Issuer's operations, governance or capitalization; or (4) pursuing one or more of the other actions described in any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.

In addition to the information disclosed in this Schedule 13D, the Reporting Person reserves the right to: (1) engage in discussions with other shareholders, potential sources of financing, advisors, and other relevant parties; (2) formulate other plans and proposals; (3) take any actions with respect to their investment in the Issuer, including any or all of the actions set forth in any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D; and (4) subject to applicable law and regulation, agreements or contractual obligations, acquire additional Common Shares or dispose of some or all of the Common Shares they beneficially own, either through the open market, privately negotiated transactions or otherwise. The Reporting Person may at any time reconsider and/or change their plans or proposals relating to the foregoing.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate number of the Common Share class of the Issuer owned by the Reporting Person is 5,474,027 shares, including shares held in non discretionary accounts. Due to the Reporting Person's relationship with such accounts, it has opted to include those Common Shares in an abundance of caution given the Reporting Person can influence and direct the vote of the Common Shares. The aggregate number of Common Shares represent 9.7% of the outstanding Common Shares of the Issuer as of the date of this filing. The information with respect to the percentage of the outstanding Common Shares of the Issuer beneficially owned by the Reporting Person is calculated based on the last reported outstanding Common Shares information from the Form 10 Q filed by the Issuer on May 7, 2025, reporting 56,193,655 Common Shares outstanding as of May 2, 2025.

The Reporting Person previously filed the Schedule 13G on May 13, 2025 reporting their beneficial ownership of 3,096,547 Common Shares, representing approximately 5.5% of such class. Between the date of the event that required filing of Schedule 13G and the date of this Schedule 13D filing, the Reporting Person acquired beneficial ownership of an additional 2,377,480 Common Shares, representing approximately 4.2% of such class. This Schedule 13D reports all of the Common Shares previously reported on Schedule 13G and the additional Common Shares acquired, bringing the total aggregate listed above.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person shares the power to vote or direct the vote and dispose of or direct the disposition of the 5,474,027 Common Shares referred to in this Schedule 13D.
Transactions in the class effected during the past sixty days:
The Reporting Person effected no transactions in the Common Shares of the Issuer other than those set forth in the following table:

Nature of Transaction Securities Purchased* Price Per Share ($) Date of Transaction
Purchase of Common Shares 85,131 $2.228 6/11/2025
Purchase of Common Shares 61,504 $2.153 6/10/2025
Purchase of Common Shares 2,403 $2.072 6/9/2025
Purchase of Common Shares 65,869 $2.099 6/6/2025
Purchase of Common Shares 40,416 $2.029 6/5/2025
Purchase of Common Shares 10,442 $2.048 6/4/2025
Purchase of Common Shares 24,775 $2.013 6/3/2025
Purchase of Common Shares 60,011 $1.921 6/2/2025
Purchase of Common Shares 60,197 $1.778 5/30/2025
Purchase of Common Shares 73,980 $1.809 5/29/2025
Purchase of Common Shares 50,351 $1.858 5/28/2025
Purchase of Common Shares 51,223 $1.856 5/27/2025
Purchase of Common Shares 77,067 $1.759 5/23/2025
Purchase of Common Shares 29,371 $1.677 5/22/2025
Purchase of Common Shares 82,752 $1.703 5/21/2025
Purchase of Common Shares 31,260 $1.779 5/20/2025
Purchase of Common Shares 97,800 $1.863 5/19/2025
Purchase of Common Shares 127,412 $1.965 5/16/2025
Purchase of Common Shares 55,513 $1.958 5/15/2025
Purchase of Common Shares 166,408 $1.962 5/14/2025
Purchase of Common Shares 57,702 $2.142 5/13/2025
Purchase of Common Shares 114,455 $2.117 5/12/2025
Purchase of Common Shares 37,524 $1.947 5/9/2025
Purchase of Common Shares 213,226 $1.902 5/8/2025
Purchase of Common Shares 67,881 $1.977 5/7/2025
Purchase of Common Shares 54,378 $1.988 5/6/2025
Purchase of Common Shares 42,942 $1.962 5/6/2025
Purchase of Common Shares 41,324 $1.956 5/2/2025
Purchase of Common Shares 35,255 $1.849 5/1/2025
Purchase of Common Shares 21,428 $1.768 4/30/2025

*Represents transactions made on the open market by the Reporting Person. Other than disclosed on the table above, there were no transactions in the Common Shares of the Issuer by the Reporting Person during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Third-party investors in the Reporting Person are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares reported in this Schedule 13D as beneficially owned by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information described under Item 3 regarding the source of funds used by the Reporting Person to purchase the Common Shares reported in this Schedule 13D and the information regarding the Proposal described under Item 4 are incorporated herein by reference in their entirety.

Except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 7.01 The Proposal from Kawa Capital Management Inc to the Board of the Issuer, dated as of June 20,2025

## Signatures
- Kawa Capital Management, Inc: /s/Daniel Ades, Daniel Ades, Director (06/20/2025)